September 23, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Purcell Daniel Morris

Re:	Dynagas LNG Partners LP Registration Statement on Form F-3 Filed August 1, 2024 File No. 333-281195

Ladies and Gentlemen:

Reference is made to the registration statement on Form F-3 (the “Registration Statement”) of Dynagas LNG Partners LP (the “Partnership”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 1, 2024. By letter dated August 21, 2024, the staff of the Commission (the “Staff”) provided the Partnership with its comments to the Registration Statement (the “Comment Letter”).

Set forth below is the Partnership’s response to the Comment Letter. The Partnership has today filed via EDGAR this letter together with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form F-3
Exhibit 3.2: Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG
Partners LP
Section 18.8, page 82

1.
We note that the forum selection provision in Section 18.8 of your Fourth Amended and Restated Agreement of Limited Partnership identifies, unless otherwise provided for in the Marshall Islands Act, the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including claims, suits, actions or proceedings “brought in a derivative manner on behalf of the Partnership.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please add a risk factor and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Partnership respectfully advises the Staff that the forum selection clause contained in its Fourth Amended and Restated Agreement of Limited Partnership, which designates the Court of Chancery of the State of Delaware as the forum for, among other things, claims, suits, actions, and proceeding brought in a derivative manner on behalf of the Partnership (the “Forum Selection Clause”), is intended to apply to the fullest extent permitted by law, including with respect to any derivative action alleging a violation of the Securities Act or Exchange Act.

The Partnership acknowledges that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Partnership also advises the Staff that there is currently a circuit split in the United States (between the Courts of Appeals for the Seventh and Ninth Circuits)1 as to whether a company’s forum selection clause would apply to derivative suits alleging a violation of the Exchange Act. The circuit split follows a line of cases that analyze the enforceability of forum selection provisions in the context of derivative Securities Act and Exchange Act claims. It is uncertain how long the current circuit split will continue and whether the U.S. Supreme Court will decide to review similar cases in the future.

In view of the circuit split, the applicability of the provisions of the Partnership’s Forum Selection Clause selecting a Delaware forum for certain types of claims may be limited with respect to such claims arising under the Securities Act or Exchange Act and, as a result, under certain such circumstances, the effect of the Partnership’s Forum Selection Clause may be uncertain. It is possible that, in applying the Partnership’s Forum Selection Clause, a court would determine that a derivative action alleging a violation of the Securities Act or Exchange Act, as applicable, would be required to be brought in the Partnership’s selected forum of the Court of Chancery of the State of Delaware, notwithstanding the jurisdiction provisions of Section 22 of the Securities Act or Section 27 of the Exchange Act, respectively. Alternatively, it is also possible that a court would determine that a derivative action alleging a violation of the Securities Act or Exchange Act, as applicable, is subject to the jurisdiction provisions of Section 22 of the Securities Act or Section 27 of the Exchange Act, respectively, notwithstanding the Partnership’s Forum Selection Clause.

The Partnership’s Forum Selection Clause is not intended to, and shall not, relieve the Partnership of its statutory duties to comply with the substantive obligations imposed by federal securities laws and the rules and regulations thereunder, nor will the Partnership’s unitholders be deemed to have waived the Partnership’s compliance with such laws, rules and regulations, as applicable.

In response to the Staff’s comment, the Partnership has included the requested disclosure directly within the Amended Registration Statement under the headings “Certain Risk Relating to our Units” and “Service of Process and Enforcement of Civil Liabilities.” The Partnership will also make similar changes to its disclosure, as appropriate, in its future filings with the Commission.

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If you have any questions or comments concerning this letter, please feel free to contact Filana R. Silberberg, Esq. at (212) 922-2225.

Yours sincerely,

Watson Farley & Williams LLP

By:	/s/ Filana R. Silberberg
Filana R. Silberberg, Esq.

1 See Lee v. Fisher, 70 F.4th 1129, 1156 (9th Cir. 2023) (en banc) (“In reaching this conclusion, we part ways with the Seventh Circuit’s decision in Seafarers . . . .”) (citing Seafarers Pension Plan v. Bradway, 23 F.4th 714 (7th Cir. 2022)).